UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 1, 2026

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.

(Translation of registrant’s name into English)

Globe House

4 Temple Place

London WC2R 2PG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. (the “Registrant”) as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “Transaction in own shares” dated June 1, 2026.

Exhibit 2	Press Release entitled “British American Tobacco p.l.c. (the “Company”) - Voting Rights and Capital” dated June 1, 2026.

Exhibit 3	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Issue of Shares” dated June 1, 2026.

Exhibit 4	Press Release entitled “Firmly on track to deliver FY guidance, driven by continued U.S. delivery and New Category momentum” dated June 2, 2026.

Exhibit 5	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated June 4, 2026.

Exhibit 6	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated June 5, 2026.

Exhibit 7	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated June 8, 2026.

Exhibit 8	Press Release entitled “Transaction in own shares” dated June 8, 2026.

Exhibit 9	Press Release entitled “Transaction in own shares” dated June 15, 2026.

Exhibit 10	Press Release entitled “British American Tobacco p.l.c. (“the Company”) - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated June 19, 2026.

Exhibit 11	Press Release entitled “Transaction in own shares” dated June 22, 2026.

Exhibit 12	Press Release entitled “British American Tobacco p.l.c. (the “Company”) - Share Buyback Programme” dated June 26, 2026.

Exhibit 13	Press Release entitled “British American Tobacco p.l.c. - Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated June 26, 2026.

Exhibit 14	Press Release entitled “Transaction in own shares” dated June 29, 2026.

Exhibit 15	Press Release entitled “British American Tobacco p.l.c. (the “Company”) - Quarterly Dividends for the year ended 31 December 2025: Payment No. 2 - August 2026 (the “August 2026 Dividend”) - South Africa Branch Register Finalisation Information” dated June 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date: July 1, 2026